NO ACT

PE
12-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035306

Received SEC

FEB 12 2009

Washington, DC 20549

February 12, 2009

Richard D. Schepp
Executive Vice President
General Counsel/Secretary
Kohl's Corporation
Corporate Offices
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-12-09

Re: Kohl's Corporation
Incoming letter dated December 30, 2008

Dear Mr. Schepp:

This is in response to your letter dated December 30, 2008 concerning the shareholder proposal submitted to Kohl's by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairma
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

February 12, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kohl's Corporation
Incoming letter dated December 30, 2008

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of a majority of votes cast at an annual meeting.

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KOHL'S

December 30, 2008

VIA EMAIL
& OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Kohl's Corporation, a Wisconsin corporation ("Kohl's") hereby gives notice of its intention to omit from its proxy statement for its 2009 annual meeting of shareholders (the "Proxy Statement") a shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

- Six copies of this letter, which includes an explanation of why Kohl's believes that it may exclude the Proposal; and

- Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of Kohl's intent to omit the Proposal from the Proxy Statement.

The Proposal

The Proposal is captioned "Director Election Majority Vote Standard Proposal." The operative portion of the Proposal states:

> "Resolved: That the shareholders of Kohl's Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

A copy of the Proposal, including the supporting statement, is attached to this letter as **Exhibit A.**

CORPORATE OFFICES • N56 W17000 RIDGEWOOD DRIVE • MENOMONEE FALLS, WISCONSIN 53051 • (262) 703-7000

Background

The Proposal requests Kohl's Board of Directors ("Kohl's Board") to initiate the appropriate process to amend Kohl's articles of incorporation to provide that in the uncontested election of directors, director nominees shall be elected by the affirmative vote of the majority of votes cast. Kohl's Board has not only **initiated** this process - it has **completed** it. Beginning at last year's annual meeting of shareholders, nominees for Kohl's Board are elected by the affirmative vote of the majority of votes cast in uncontested elections.

At Kohl's 2007 annual meeting, Kohl's shareholders were given the opportunity to vote in favor of either (or both) of two methods to establish a majority vote standard for the uncontested election of directors. The first method was a resolution virtually identical to that of the current Proposal. That proposal received the support of just 20.6% of the shares voted on the issue. The second method, which was recommended by the Kohl's Board, was a specific amendment to Kohl's articles of incorporation allowing the Kohl's Board to institute a majority vote standard for uncontested director elections. That proposal received a supporting vote from 91.4% of the shares voted on the issue.

Following the clear direction of Kohl's shareholders, and in accordance with the amended articles of incorporation specifically approved by the shareholders at the 2007 annual meeting, Kohl's Board has instituted a majority vote standard for uncontested elections of directors. The majority vote standard was in place and applicable for the election of directors at Kohl's 2008 annual meeting of shareholders.

Request

Kohl's believes that the Proposal may be properly omitted from the Proxy Statement because the Proposal has been substantially implemented by Kohl's and because certain portions of the Proposal are materially false and misleading. Accordingly, Kohl's respectfully requests confirmation that the staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if Kohl's omits the Proposal, pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3) of the Exchange Act.

Discussion

Kohl's is a Wisconsin corporation. Pursuant to Section 180.0728(1) of the Wisconsin Business Corporation Law, corporate directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a shareholder meeting at which a quorum is present "unless otherwise provided in the articles of incorporation." Until Kohl's 2007 annual meeting of shareholders, Kohl's articles of incorporation had been silent on the issue, so a plurality standard had historically been applied, as required by law.

In 2006, Kohl's Board determined that establishing a majority vote standard for the election of directors may be in the best interests of Kohl's and its shareholders. Accordingly, Kohl's Board approved an amendment to Kohl's articles of incorporation allowing Kohl's Board to establish a majority vote standard in uncontested elections. This amendment added the following section to Kohl's corporate articles:

> (g) Voting for Directors. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Notwithstanding the foregoing, the Board of Directors may determine for any uncontested election of directors that a director shall be elected to a new term only if the director receives the affirmative vote of a majority of the votes cast. If any incumbent

> director fails to receive such required vote, he or she shall continue to serve until his or her successor is elected and, if necessary, qualifies or until there is a decrease in the number of directors, subject to such director's earlier death, resignation, disqualification or removal from office.

Kohl's then took the matter directly to its shareholders for a vote. At the 2007 annual meeting of shareholders, two alternative means for implementing a majority vote standard were presented and voted upon:

1. Kohl's Board recommended approval of the amendment of the articles of incorporation set forth above, and further committed to modify Kohl's Corporate Governance Guidelines to require a majority vote in uncontested elections of directors, so that a majority vote standard would be in place for the director elections at the 2008 annual meeting; and

2. Proponent's proposal, the operative portion of which was identical to the operative portion of this year's Proposal.

The Kohl's Board's method of adopting a majority vote standard was overwhelmingly chosen by the shareholders, receiving the support of over 91% of the shares voted. Proponent's methodology received the support of just 20.6% of the shares voted, notwithstanding the fact that shareholders were allowed to vote in favor of *both* proposals if they were so inclined. The shareholders clearly saw the Kohl's Board's methodology as an adequate, complete and final way to implement a majority vote standard.

In May, 2007, Kohl's amended articles of incorporation were filed with the State of Wisconsin Department of Financial Institutions. In August, 2007, Kohl's Board amended Kohl's Corporate Governance Guidelines to require a majority vote for uncontested elections of directors:

> ... Each member of the Board of Directors shall be elected by the vote of the majority of the votes cast with respect to the Director at any meeting for the election of directors at which a quorum is present, provided that ... [the election is uncontested]. For purposes of these Corporate Governance Guidelines, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the number of votes cast "against" that nominee.

The Kohl's Board also adopted a director resignation policy for directors who fail to receive a majority of votes in uncontested elections:

> ... If a Director is not re-elected in a non-contested election, the Director shall tender his or her resignation to the Board of Directors. The Governance and Nominating Committee will make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Governance and Nominating Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The Director who tenders his or her resignation will not participate in the Governance and Nominating Committee's or the Board of Directors' decision.

These revised guidelines were made public in August, 2007 and posted to the Company's website. The majority vote requirement and associated director resignation policy were in effect for the 2008 annual meeting of shareholders.

I. The Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. According to the Commission, the proposal need not be implemented in full or precisely as presented. *See, Exchange Act Release No. 20091, at § 11.E.6 (August 16, 1983).* The exclusion "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See, Exchange Act Release No. 34-12598 (July 7, 1976).* Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc. (March 28, 1991).* Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented." The Commission's staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See, e.g., ConAgra Foods, Inc. (June 20, 2005)*; *EMC Corp. (February 14, 2005)*; *The Talbots, Inc. (April 5, 2002)*; *The Gap, Inc. (March 16, 2001)*; *Kmart Corp. (February 23, 2000).*

The fact that the Proposal has been substantially implemented could not be more clear. The Proposal requests Kohl's Board to take such actions as deemed necessary to implement a majority vote standard for the uncontested election of directors. Kohl's Board and its shareholders have amended Kohl's articles of incorporation and put a process in place for a majority vote standard for the uncontested election of directors. This process has been publicly disclosed and has been in place for over a year and a full meeting cycle. Specifically:

- In November, 2006, Kohl's Board formally resolved to submit to Kohl's shareholders for approval at the 2007 annual meeting of shareholders an amendment to Kohl's articles of incorporation that would allow Kohl's Board to implement a majority vote standard for uncontested elections;
- The amendment of the articles of incorporation was approved by over 91% of the shareholders who voted on the matter at the May 2, 2007 annual meeting of shareholders;
- The amended articles of incorporation allowing Kohl's Board to adopt a majority vote standard for the uncontested election of directors was filed with the State of Wisconsin Department of Financial Institutions in May, 2007;
- On August 15, 2007, Kohl's Corporate Governance Guidelines were amended by Kohl's Board to require a majority vote for the uncontested election of directors;
- In August, 2007, the amended Corporate Governance Guidelines requiring a majority vote for the uncontested election of directors were posted to the Company's public website; and
- The majority vote standard was in effect for the annual election of directors at Kohl's annual meeting of shareholders on April 30, 2008.

Kohl's acknowledges that Staff has noted the distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment, *Bristol-Myers Squibb Co. (March 9, 2006).* In conversations between Kohl's management and Proponent's representative, Proponent has taken the position that Kohl's actions have merely been adoption of a policy. This is not the case. As stated above, Wisconsin law required an amendment of Kohl's articles of incorporation to enable the implementation of a majority vote standard, and that is exactly what Kohl's Board and its shareholders have done. While it is true that the amendment of the articles approved by Kohl's Board and its shareholders required additional board action to effectuate the majority vote standard, this additional action has been taken and publicly disclosed.

Kohl's shareholders have clearly expressed their opinion that whether the majority vote standard resides in a specific corporate article or in Kohl's Corporate Governance Guidelines was irrelevant. The methodology endorsed by Kohl's Board was described in detail in the proxy materials for the 2007 annual meeting of shareholders. Likewise, Proponent's proposal and supporting statements were included in their entirety in those same materials. Shareholders were allowed to vote in favor of either, neither or *both* proposals. If the shareholders thought that the Kohl's Board's methodology was good, but Proponent's methodology was somehow better, they would have voted in favor of both proposals. Yet, as stated above, Kohl's Board's method of adopting a majority vote standard was overwhelmingly supported by over 91% of the shares voted, while Proponent's methodology received the support of just 20.6% of the shares voted. *Kohl's shareholders have already approved an amendment of Kohl's articles of incorporation that has allowed implementation of a majority vote standard for the uncontested election of directors.*

To avoid having Kohl's shareholders consider a matter that Kohl's management, Kohl's Board and Kohl's shareholders have already acted favorably upon, the Proposal should be excluded as substantially implemented pursuant to Rule 14a-8(i)(10).

II. The Proposal may be omitted under Rules 14a-8(i)(3) and 14a-9 because it contains numerous materially false and misleading statements.

If Staff does not concur that the Proposal is excludable under Rule 14a-8(i)(10) as discussed above, we request that the Staff permit exclusion of the Proposal pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9. That rule provides, in part, that a proxy statement may not contain a statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

Staff has taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) where "the company demonstrates objectively that a factual statement is materially false or misleading", *Staff Legal Bulletin No. 14B (Sept. 15, 2004).*

Kohl's believes that the Supporting Statement includes materially false and misleading statements in violation of Rule 14a-9, as follows:

Quote From Supporting Statement	Violation of Rule 14a-9
"Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee."	This statement is materially false and misleading. Following the shareholders' amendment of the articles of incorporation at Kohl's 2007 annual meeting, Kohl's Corporate Governance Guidelines were amended by the Kohl's Board to require a majority vote for the uncontested election of Directors, and the majority vote standard was in place for the annual election of directors in 2008. The majority vote standard will again be in place for the 2009 election of directors. *Notwithstanding Proponent's inflammatory assertion, Kohl's shareholders have not been able to cast a*

	"withhold" vote with respect to a Kohl's director nominee since Kohl's annual shareholder meeting in 2007.
"Other companies, including our Company, have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes."	This statement is materially false and misleading. By reference to "withhold" votes, the Proponent suggests that Kohl's has a resignation policy that applies to elections governed by a plurality vote standard. This is simply not true. Kohl's resignation policy only applies to elections of directors governed by the new majority vote standard. Even if this statement was true, the terms "partially" and "simply" falsely suggest that the Kohl's Board only addressed the director election issues by implementing a director resignation policy. This is far from the truth. As outlined above, Kohl's Board has, among other things: (a) amended the articles of incorporation to allow a majority vote standard, (b) sought and received shareholder approval of this amendment, (c) modified Kohl's Corporate Governance Guidelines to adopt a majority vote standard, and (d) adopted a director resignation policy.
"We believe that the board should take steps to initiate the amendment of the articles to establish a majority vote standard."	This statement is materially misleading. As outlined above, Kohl's Board has, among other things: (a) amended the articles of incorporation to allow a majority vote standard, (b) sought and received shareholder approval of this amendment, (c) modified Kohl's Corporate Governance Guidelines to adopt a majority vote standard, and (d) adopted a director resignation policy.
"We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards." "With a majority vote standard in place in the Company's governance documents, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election."	Both of these statements are inherently misleading, as they imply that additional actions are required for a majority vote standard and the associated resignation policy to apply to the uncontested election of directors at the 2009 annual meeting. As set forth in detail above in this letter, this is completely false and contrary to the voting instructions that will be set forth elsewhere in the Proxy Materials.

The inclusion of any of the above factually inaccurate, vague and misleading statements to "support" the Proposal would be materially misleading to the readers of the Proxy Statement and would violate Rule 14a-9, thus warranting exclusion of the Proposal on the basis of Rule 14a-8(i)(3).

Staff has stated that it would concur in a company's decision to exclude a proposal as inherently misleading if the proposal, among other things, was so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *Staff Legal Bulletin No. 14B (Sept. 15, 2004)*. Because the Proposal ignores or disregards all of the actions that have been taken by Kohl's management, its board of directors and its shareholders over the past twelve months to implement a majority vote standard, neither the shareholders nor Kohl's would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Kohl's respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted from Kohl's Proxy Statement. If there are any questions relating to this submission, please do not hesitate to contact me at (262) 703-2787. *Please acknowledge receipt of this letter by date stamping the enclosed copy of the first page and returning it in the enclosed self-addressed stamped envelope.*

Thank you for your attention to this matter.

Sincerely,

Richard D. Schepp
Executive Vice President
General Counsel/Secretary

cc: Ed Durkin, United Brotherhood of Carpenters

EXHIBIT A

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Kohl's Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: Kohl's is a Wisconsin corporation. Pursuant to Section 180.0728(1) of the Wisconsin Corporation Law, directors are elected by a plurality vote unless another standard is provided in the Company's articles of incorporation. Kohl's presently has a plurality vote standard in its articles of incorporation. In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard in the articles. We believe that the board should take steps to initiate the amendment of the articles to establish a majority vote standard.

A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and recently Pfizer have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies, including our Company, have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place in the Company's governance documents, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 262-703-7274]

November 26, 2008

Richard D. Schepp
Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Mr. Schepp:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Kohl's Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 4,947 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Kohl's Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: Kohl's is a Wisconsin corporation. Pursuant to Section 180.0728(1) of the Wisconsin Corporation Law, directors are elected by a plurality vote unless another standard is provided in the Company's articles of incorporation. Kohl's presently has a plurality vote standard in its articles of incorporation. In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard in the articles. We believe that the board should take steps to initiate the amendment of the articles to establish a majority vote standard.

A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and recently Pfizer have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies, including our Company, have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place in the Company's governance documents, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election.

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Job : 73
Date: 2/25/2009
Time: 4:22:28 PM

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for the Corporation's CEO, chief financial officer, and the five other most highly compensated executive officers for the year ended December 31, 2006 and the year ended December 31, 2007. William A. Osborn served as Chairman and CEO of the Corporation through December 31, 2007. Effective January 1, 2008, Mr. Osborn resigned from the position of CEO, but continues to serve as Chairman of the Corporation, with responsibilities that include representation of the Corporation with clients and consultation on significant strategic matters, in addition to his continuing role with the Corporation's board of directors. Frederick H. Waddell, who served as President and Chief Operating Officer through December 31, 2007, assumed the position of CEO on January 1, 2008 and now serves as President and CEO of the Corporation.

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)	Bonus ($) (d)	Stock Awards ($)(2) (e)	Option Awards ($)(3) (f)	Non-Equity Incentive Plan Compensation ($)(4) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5) (h)	All Other Compensation ($)(6) (i)	Total ($) (j)
William A. Osborn *Chairman and*	2007	$1,087,500	—	$4,047,402	$3,392,057	$4,300,000	$1,523,056	$85,072	$14,435,087
Chief Executive Officer	2006	$1,037,500	—	$2,028,844	$4,266,274	$2,500,000	$ 912,263	$90,899	$10,835,780
Steven L. Fradkin	2007	$ 493,750	—	$ 865,425	$ 421,112	$ 725,000	$ 161,556	$29,025	$2,695,868
Executive Vice President and Chief Financial Officer	2006	$ 468,750	—	$ 470,202	$ 309,062	$ 550,000	$ 209,519	$33,279	$2,040,812
Frederick H. Waddell	2007	$ 706,250	—	$1,629,807	$1,339,038	$1,500,000	$ 801,412	$52,530	$6,029,037
President and Chief Operating Officer	2006	$ 612,500	—	$ 790,161	$ 643,444	$ 700,000	$ 615,874	$46,320	$3,408,299
William L. Morrison	2007	$ 543,750	—	$1,004,856	$ 698,981	$ 700,000	$ 237,751	$35,269	$3,220,607
President—Personal Financial Services	2006	$ 518,750	—	$ 615,556	$1,188,365	$ 525,000	$ 211,126	$32,394	$3,091,191
Timothy J. Theriault	2007	$ 543,750	—	$ 979,440	$ 473,225	$ 725,000	$ 158,072	$36,635	$2,916,122
President—Corporate and Institutional Services	2006	$ 518,750	—	$ 596,544	$ 401,024	$ 550,000	$ 210,903	$34,544	$2,311,765
Sherry S. Barrat	2007	$ 537,500	—	$ 778,729	$ 698,981	$ 700,000	$ 391,755	$130,164	$3,237,129
President—Personal Financial Services	2006	$ 500,000	—						